================================================================================

ALLOCATION OF
ASSETS TO ADVISORS

                 NOV 1       OCT 1
                 1999        1999
                ------      ------

Dreiss            18%        20%

Hirst             26%        26%

Hyman Beck        24%        24%

Sunrise           26%        25%

Willowbridge       6%         5%
-----------------------------------

KGT's assets deposited in bank
accounts are currently
maintained with Brown Brothers
Harriman & Co. in New York, NY
and Georgetown, Grand
Cayman Island.


================================================================================
KENMAR GLOBAL TRUST

OCTOBER 1999 SUMMARY




November 15, 1999



Regrettably, the difficult trading environment that has been with us for much of 1999 continued in October. In fact, the month delivered a "one-two" punch to trend-following futures traders as the few trends that resulted in profits in the prior month were interrupted and markets grew increasingly volatile--reaching levels not seen since the early part of this decade. Kenman Global Trust ("KGT") was able to generate modest profits in European interest rates, but these gains were offset by unprofitable positions in other markets traded, resulting in a decline of 9.0% for the month. As of October 30, 1999, the Net Asset Value per Unit was $96.50, net of fees and expenses.

One of the significant characteristics of a multi-advisor fund like KGT is its ability to modify the number and mix of traders in response to changes that occur in the market place. Over the last few months, Kenmar has been analyzing various characteristics of the investment industry as a whole, as well as factors that are exclusive to the global financial and futures markets. Our primary observation is that volatility in the markets today has picked up dramatically (recent intraday moves in the S&P 500, gold and crude oil are good examples) and that long-term trends are fewer and farther between. Despite the fact the managed futures industry is dominated by long-term trend followers, we have concluded as a result of our research, that we must try to diversify KGT's investment exposure with additional strategies.

As a result, we are in the process of evaluating significant changes in the trader mix of KGT as well as our approach to the size and frequency of asset reallocations. We believe that these changes, when implemented, will significantly increase the potential for KGT to achieve trading success in today's more complex trading environment.

We will provide additional information to Unitholders as soon as the changes to KGT are finalized (anticipated to be on or before December 1, 1999). While no assurance can be provided that positive results will be generated, we are very enthusiastic about the changes which we anticipate making.

NEWS FROM KENMAR
We are please to report that Ms. Joanne Rosenthal, formerly Senior Portfolio Manager at Chase Alternative Asset Management, Inc. joined Kenmar in October as Director of Research. While at Chase, Ms. Rosenthal was responsible for 12 multi-manager portfolios with total assets under management of $800 million. She also directed the firm's research, analysis and due diligence of commodity trading advisors, and was responsible for the ongoing portfolio and risk management of the firm's funds. The expertise that Ms. Rosenthal brings to Kenmar will help the firm further enhance its investment management process.

To the best of my knowledge and belief, the above information is accurate and complete.


Sincerely,



/s/ ROBERT L. CRUIKSHANK
------------------------
    Robert L. Cruikshank
    Executive Vice President
    Kenmar Advisory Corp., as Managing Owner
    Kenmar Global Trust


PERFORMANCE SHOWN IS NET OF ALL FEES AND EXPENSES.
PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

                              KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                    FOR THE MONTH ENDING OCTOBER 31, 1999



                           STATEMENT OF INCOME (LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                         ($  534,640.95)
Change in Unrealized Gain/(Loss)                      $1,852,474.34)
Gain/(Loss) on Other Investments                      $   14,122.69
Brokerage Commission                                 ($  264,048.86)
                                                      -------------
Total Trading Income                                 ($2,665,286.84)

EXPENSES
Audit Fees                                            $        0.00
Administrative and Legal Fees                         $   13,002.22
Management Fees                                       $        0.00
Incentive Fees                                        $        0.00
Other Expenses                                        $        0.00
                                                      -------------
Total Expenses                                        $   13,002.22

INTEREST INCOME                                       $   98,703.29

NET INCOME (LOSS) FROM THE PERIOD                    ($2,579,585.77)
                                                      =============



                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)



Beginning of Month                   $28,805,327.84
Addition                             $   221,075.36
Withdrawal                          ($   167,595.05)
Net Income/(Loss)                    $ 2,579,585.77
                                    ---------------
Month End                           ($26,279,222.38)

Month End NAV Per Unit               $        96.50

Monthly Rate of Return                        -8.96%
Year to Date Rate of Return                  -14.74%




            To the best of our knowledge and belief, the information
                        above is accurate and complete:


Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust